UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13 G/A

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

Gran Tierra Energy, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

38500T200

(CUSIP Number)

September 30, 2024

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☑  Rule 13d-1(b)
☐  Rule 13d-1(c)
☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 38500T200	13G/A	Page 2 of 6

1.	NAMES OF REPORTING PERSONS GMT Capital Corp.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Georgia, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 863,751
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 863,751
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 863,751
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.8%[1]
12.	TYPE OF REPORTING PERSON (see instructions) IA

[1]	Calculated based on 30,651,216 shares of common stock of the Issuer (the “Common Stock”) outstanding as of
October 30, 2024, as reported on the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 4, 2024.

CUSIP No. 38500T200	13G/A	Page 3 of 6

1.	NAMES OF REPORTING PERSONS Thomas E. Claugus
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 863,751
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 863,751
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 863,751
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.8%[1]
12.	TYPE OF REPORTING PERSON (see instructions) HC

[1]	Calculated based on 30,651,216 shares of common stock of the Issuer (the “Common Stock”) outstanding as of
October 30, 2024, as reported on the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 4, 2024.

CUSIP No. 38500T200	13G/A	Page 4 of 6

Item 1.

(a)	Name of Issuer

The name of the issuer is Gran Tierra Energy, Inc. (herein referred to as “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices

The principal executive offices of the Issuer are located at 500 Centre Street S.E. Calgary, Alberta T2G 1A6, Canada

Item 2.

(a)	Name of Persons Filing

This Statement is being filed jointly on behalf of each of the following persons (collectively, the “Reporting Persons”)

i)	GMT Capital Corp. (“GMT Capital”) with respect to shares of Common Stock directly owned by each of Bay Resource Partners, L.P. (“Bay”), Bay II Resource Partners, L.P. (“Bay II”), Bay Resource Partners Offshore Master Fund, L.P. (“Bay Offshore”) and certain sub-advisory and separate account clients advised by GMT Capital (together with Bay, Bay II and Bay Offshore, collectively, the “Managed Funds and Accounts”).
ii)	Thomas E. Claugus, the control person of GMT Capital, with respect to the shares of Common Stock directly owned by the Managed Funds and Accounts.

(b)	Address of the Principal Office or, if none, residence

The address of the business office of each of the Reporting Persons is 2859 Paces Ferry Road SE Suite 1710

Atlanta, GA 30339

(c)	Citizenship

GMT Capital is a Georgia corporation.

Mr. Claugus is a citizen of the United States.

(d)	Title of Class of Securities

(“Common Stock”)

(e)	CUSIP Number

38500T200

CUSIP No: 38500T200	13G/A	Page 5 of 6

Item 3. Filing pursuant to §240.13d-1(c)

If this statement is filed pursuant to Sec. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a :

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.D. 78o):
(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
(e)	☑ An investment adviser in accordance with Sec. 240.13d-1(b)(1)(ii)(E);
(f)	☐ An employee benefit plan or endowment fund in accordance with Sec. 240.13d-1(b)(1)(ii)(F);
(g)	☑ A parent holding company or control person in accordance with Sec. 240.13d-1(b)(1)(ii)(G);
(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐ A non-U.S. institution in accordance with Sec. 240.13d-1(b)(1)(ii)(J);
(k)	☐ Group, in accordance with Sec. 240.13d-1(b)(1)(ii)(J).

Item 4. Ownership

See Rows 5 through 11 of each Reporting Person’s cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒

Item 6.	Ownership of More than Five Percent on Behalf of another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Thomas E. Claugus is the President of GMT Capital and in that capacity directs the operations GMT Capital, including the voting and disposition of shares held by the Managed Funds and Accounts.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

CUSIP No. 38500T200	13G/A	Page 6 of 6

Item 10.	Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

November 14, 2024
Date

GMT Capital Corp. By: /s/ Omar Z. Idilby
Name: Omar Z. Idilby Title: General Counsel and CCO

/s/ Thomas E. Claugus.
Thomas E. Claugus, Omar Z. Idilby, attorney in fact*

*	Omar Z. Idilby is signing on behalf of Thomas E. Claugus as attorney-in-fact pursuant to a power of attorney previously filed with the Securities and Exchange Commission, and hereby incorporated by reference herein. The power of attorney was filed as an attachment to a filing by GMT Capital Corp. on Schedule 13G for Hudbay Minerals Inc. on 2/12/24.